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                                                                  EXHIBIT 99.1

FOR IMMEDIATE RELEASE                             NEWS ANNOUNCEMENT

Contacts:    Steve Yeich
             Printrak International Inc.
             714/238-2000

             Paula Brici Bordigon
             Lages & Associates
             949/453-8080


                  PETER T. HIGGINS, FORMER HEAD OF FBI'S IAFIS
                  INITIATIVE, JOINS PRINTRAK BOARD OF DIRECTORS


     ANAHEIM, Calif., July 14, 1998 -- Printrak International Inc. (NASDAQ:
AFIS) today announced the appointment of Peter T. Higgins, a prominent consultant and lecturer on identification technology and other aspects of criminal justice information services (CJIS), to its board of directors, effective July 15, 1998.

     The founder and principal consultant of Higgins & Associations, International, Higgins earlier worked for nearly 30 years in government service with the Central Intelligence Agency and Federal Bureau of Investigation until his retirement in 1995. In his final government assignment as deputy assistant director for engineering and CJIS, he established and managed the FBI program office for the Integrated Fingerprint Identification System (IAFIS). His 25 years of service in technical analysis and management at the CIA culminated in his appointment in 1989 as chief information officer, Office of the Director.

     Higgins' numerous activities in industry affairs include serving as chair of the AFIS Committee of the International Association for Identification, the worlds oldest and largest professional forensics organization.

     Printrak concurrently announced the resignation as director of Kenneth
W. Simmonds, whose other business commitments prevented his desired level of participation in Printrak affairs.

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     "Peter Higgins is one of the most knowledgeable practitioners and dedicated visionaries in the field of identification technology," said Richard Giles, president and chief executive officer at Printrak. "His participation as a director affords us a substantial level of expertise in our market and technology areas. Furthermore, his background with very large scale system implementations will help shape Printrak's business strategy, particularly in the emerging market for national ID systems."

     Giles added that Printrak is seeking an additional outside director with strong credentials in IT hardware, software and professional services.

     Printrak International Inc. (http://www.printrakinternational.com) is a leading worldwide supplier of integrated identification and information systems used primarily in criminal justice and public safety applications, and with increasing frequency in civil applications such as national I.D., welfare and immigration control. Printrak's Digital Justice Solution-Trade Mark- provides networked fingerprint, photo imaging, computer-aided dispatch and automated records management systems. The company's systems serve approximately 700 national, state, county and municipal agencies in 36 countries.

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